Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to use in this Registration Statement on Amendment No. 3 to Form F-1 of CN Energy Group. Inc. of our report dated January 15, 2021, except for note 18, as to which the date is January 25, 2021, with respect to the consolidated balance sheets of CN Energy Group. Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2020, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

January 25, 2021